Exhibit 99.1

QUARTZ MOUNTAIN PURCHASES SECOND BC MINERAL PROPERTY

December 08, 2021 Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") (TSXV: QZM, OTC Pink: QZMRF) announces that it has entered into a mineral claims purchase agreement to acquire the Jake Property located approximately 160km northeast of Smithers, British Columbia from United Mineral Services Ltd. (“UMS”). The Jake Property is being targeted for its copper-gold porphyry potential. UMS is a private company owned by Robert Dickinson, the controlling shareholder of the Company and a non-arms-length vendor. Quartz Mountain has agreed to pay UMS out-of-pocket costs to assemble the property totaling $200,000, which is payable in four equal tranches over 18 months from the date of TSX Venture Exchange approval of the transaction.

The purchase from UMS is comprised of a 100% undivided interest in four mineral claims it staked as well as the transfer of a valid option to acquire an undivided 100% interest in five adjacent mineral claims (the “Underlying Claims”) from Electrum Resource Corporation, an arms-length third party. The Electrum option can be exercised with payment of $125,000 to July 2022 or alternatively an equal amount spread over two years with property work commitments of $360,000. The Underlying Claims are subject to a 2% NSR which is capped at $3 million.

Maestro Project
In June 2021 Quartz Mountain announced the purchase of the Maestro Property, located near Houston, British Columbia. The Maestro Property is being targeted for its gold-silver-copper-molybdenum bulk tonnage potential. The Maestro Property was acquired from a third-party vendor for CAD$105,000 in cash and 1,000,000 shares in the capital of the Company.

43-101 Technical Reports
The Company has contracted C.J. Greig and Associates Ltd. to complete 43-101 Technical Reports on each of the Jake and Maestro projects which it expects to receive in January 2022.

Material exploration of these mineral project acquisitions will require a financing which the Company will seek going forward.

The Jake Property acquisition is subject to TSX Venture Exchange approval.

On behalf of the Board of Directors
Leonie Tomlinson
Director

For further details, contact Investor Services at:
T: (604) 684-6365 or within North America at 1-800-667-2114.
E: info@quartzmountainresources.com
W: www.quartzmountainresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. These statements include expectations about the likelihood of completing the private placement and share consolidation and the ability of the Company to secure regulatory acceptance for the private placement and share consolidation. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.